COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2008 JAN 14 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08000153

SUPPL

January 10, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of an announcement issued today with respect to the recent increases and reductions in indirect aggregate holding of Commerzbank's shares by the Credit Suisse Group. This announcement is published in accordance with the German Securities Trading Act and it may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President &
General Counsel (USA)

Jennifer O'Neill
Assistant Cashier

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

dlw 1/14

Commerzbank AG (File No. 82-2523)

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

10.01.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Credit Suisse Group, Zurich, Switzerland informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse, Paradeplatz 8, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3 % limit of the voting rights on December 20, 2007 and as of this date amounted to 3,37 % (22 113 900 voting shares). Voting rights amounting to 3,28 % (21 552 437 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0,09 % (561 463 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG. Hence the voting rights of Credit Suisse Group, Paradeplatz 8, Zurich, Switzerland, have also exceeded the 3% limit of the voting rights on December 20, 2007 and amounted to 3,39 % (22 254 142 voting shares) as of this date. Voting rights amounting to 3,28 % (21 587 361 voting shares) are to be attributed to Credit Suisse Group according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0,10 % (666 781 voting shares) are to be attributed to Credit Suisse Group, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Further Credit Suisse Group, Zurich, Switzerland informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse, Paradeplatz 8, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen under the 3 % limit of the voting rights on December 21, 2007 and as of this date amounted to 2,61 % (17 127 973 voting shares). Voting rights amounting to 2,52 % (16 566 510 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0,09 % (561 463 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG. Hence the voting rights of Credit Suisse Group, Paradeplatz 8, Zurich, Switzerland, have also fallen under the 3% limit of the voting rights on December 21, 2007 and amounted to 2,63 % (17 268 215 voting shares) as of this date. Voting rights amounting to 2,53 % (16 601 434 voting shares) are to be attributed to Credit Suisse Group according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0,10 % (666 781 voting shares) are to be attributed to Credit Suisse Group, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies is (starting on the lowest level): Credit Suisse and Credit Suisse Group.

DGAP 10.01.2008

Language: English
Issuer: Commerzbank AG
Kaiserplatz
60261 Frankfurt am Main
Deutschland
Internet: www.commerzbank.de

End of News DGAP News-Service

END